Exhibit 99.2
NOVA Chemicals Corporation, 1000 Seventh Avenue S.W., Calgary, Alberta, Canada T2P 5L5
www.novachemicals.com | 403.750.3600 tel | 403.269.7410 fax

NOVA Chemicals Reports 2013 First Quarter Results
For immediate release, Tuesday, May 7, 2013, Calgary, Alberta, Canada

A Strong Start to the Year and Construction Underway for Future Growth
First Quarter 2013 Results
In the first quarter of 2013, we generated a profit of $185 million compared to a profit of $188 million in the first quarter of 2012. The slight decline was primarily due to the $22 million write-off of an unamortized discount related to early repayment of our 2025 debentures, offset somewhat by increased margins in our Olefins/Polyolefins business unit.
The Olefins/Polyolefins business unit generated $336 million of operating profit in the first quarter of 2013 versus operating profit of $305 million in the first quarter of 2012. The increase was primarily due to higher margins in the Corunna Olefins and Polyethylene segments, offset somewhat by a decrease in margins in the Joffre Olefins segment.
The Performance Styrenics segment reported operating profit from continuing operations of nil in the first quarter of 2013 versus operating profit from continuing operations of $5 million in the first quarter of 2012. The decline was primarily due to lower margins resulting from higher feedstock costs.
Highlights
In March 2013, we repaid early our $100 million 7.875% debentures due 2025 using cash-on-hand.
In March 2013, our Board of Directors approved full implementation funding of approximately $1 billion for the Polyethylene 1 expansion project at our Joffre complex (the "R3 Project"). Construction on the R3 Project has begun and includes the addition of a world-scale polyethylene reactor and associated equipment, along with substantial infrastructure investments to support this project and existing polyethylene production.
In the first quarter of 2013, our Corunna Olefins segment continued its move to utilize up to 100% natural gas liquids ("NGLs"), which we expect will be fully achieved in early 2014 with the completion of the cracker revamp project. During this quarter, the cracker continued to consume a high percentage of NGLs including increased quantities of ethane/propane ("E/P") mix, in addition to propane and butane, while utilizing existing and partially upgraded equipment. Operating profit was an all time record for the Corunna Olefins segment. We expect the operating profit to increase further as we begin to utilize Marcellus Shale Basin ethane beginning in the third quarter of 2013.
Financial Highlights
These highlights should be read in conjunction with our unaudited interim consolidated financial statements as of and for the three months ended March 31, 2013 and our audited consolidated financial statements and MD&A for the year ended December 31, 2012 contained in our annual report on Form 20-F. On January 1, 2013, we adopted certain new and amended IFRSs, which were required to be applied retrospectively. Refer to Note 2 of our unaudited interim condensed consolidated financial statements as of and for the three months ended March 31, 2013 for details of the new and amended IFRSs and impacts to our consolidated financial statements.

	Three Months Ended
(millions of U.S. dollars)	March 31 2013	March 31 2012
		Restated (1)
Revenue	$1,251	$1,341

Operating profit from the businesses from continuing operations	$336	$310
Corporate costs	(46)	(25)
Operating profit from continuing operations	$290	$285

Profit for the period	$185	$188

Cash provided by operating activities	$46	$232

(1)	Restated for new and amended IFRSs adopted January 1, 2013.

NOVA Chemicals' 2013 first quarter earnings report can be viewed on the Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov/edgar.shtml or on NOVA Chemicals' website at www.novachemicals.com.

NOVA Chemicals will host a conference call, Tuesday, May 7, 2013 at 11:30 a.m. ET (9:30 a.m. MT). The dial-in number for this call is (416) 406-6419 (passcode 4161585) and the replay number is (905) 694-9451 (passcode 4161585). The call is available on the internet at http://www.novachem.com/pages/financials-investor/financials-investor.aspx.

Media and Investor inquiries, please contact:
Pace Markowitz
Director, Communications
Tel: 412.490.4952
E-mail: markowp@novachem.com

About NOVA Chemicals
NOVA Chemicals develops and manufactures chemicals, plastic resins and end-products that make everyday life safer, healthier and easier. Our employees work to ensure health, safety, security and environmental stewardship through our commitment to sustainability and Responsible Care®. NOVA Chemicals is a wholly owned subsidiary of International Petroleum Investment Company (“IPIC”) of the Emirate of Abu Dhabi, United Arab Emirates.

is a registered trademark of NOVA Brands Ltd.; authorized use.
Responsible Care® is a registered trademark of the Chemistry Industry Association of Canada.

Forward-Looking Statements
This news release contains forward-looking statements including statements regarding the timing of completion of our Corunna cracker revamp project and our ability to utilize up to 100% NGLs at our Corunna facility, and our expectation that our Corunna Olefins' operating profit will increase as we begin to use Marcellus Shale based ethane. By their nature, forward-looking statements require NOVA Chemicals to make assumptions and are subject to inherent risks and uncertainties. Some of the risks that could affect NOVA Chemicals' future results are detailed in the publicly filed disclosure documents and securities commissions' reports of NOVA Chemicals. NOVA Chemicals' forward-looking statements are expressly qualified in their entirety by this cautionary statement. In addition, the forward-looking statements are made only as of the date of this news release, and except as required by applicable law, NOVA Chemicals undertakes no obligation to publicly update the forward-looking statements to reflect new information, subsequent events or otherwise.

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